NEW CENTURY BANCORP, INC.

700 W. Cumberland Street

Dunn, North Carolina 28334

April 17, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Century Bancorp, Inc.
Registration Statement on Form S-4
File No. 333-193375

Ladies and Gentlemen:

New Century Bancorp, Inc. (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the Registrant’s Registration Statement on Form S-4 (File No. 333-193375) effective as of 12:00 p.m., Friday, April 18, 2014 or as soon thereafter as practicable.

With respect to the aforementioned Registration Statement, the Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise our corporate counsel, Todd H. Eveson at (919) 882-7153, of any questions you may have concerning this request.

Very truly yours,

NEW CENTURY BANCORP, INC.

By:	/s/ Lisa F. Campbell
Lisa F. Campbell
Executive Vice President, Chief Financial Officer,
and Chief Operating Officer

cc:	Todd H. Eveson, Esq.
Wyrick Robbins Yates & Ponton LLP